
AGENiX

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com


SEC MAIL
PROCESSING
RECEIVED
JUL 0 5 2006
WASH, D.C.
213
SECTION

82-34639
SEC#82-5258


06014970

26 June 2006

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 22 and 26 June 2006 respectively.

We are providing copies of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Tony Finn
Joint Company Secretary

JUL 10 2006
THOMSON
FINANCIAL


Rule 3.19A.2
RECEIVED
JUL 0 5 2006
213

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AGENIX LIMITED
ABN	58 009 213 754

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Neil Leggett
Date of last notice	20 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shareholder and director of family company which has acquired shares
Date of change	20 June 2006
No. of securities held prior to change	281,750 ordinary fully paid shares and 1,675,000 employee options
Class	Employee options, directly held; ordinary fully paid shares indirectly held
Number acquired	218,250 ordinary fully paid shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$39,717
No. of securities held after change	500,000 ordinary fully paid shares and 1,675,000 employee options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


AGENiX

Company Announcement

26 June 2006

Agenix negotiates sale and leaseback of property

Agenix has signed a contract to sell its Brisbane property for $5.15 million in a sale and leaseback deal with a private buyer. The initial lease term is 6 years, with two option periods of 4 years each. The sale price exceeds book value and the yield based on the initial rental is 7.8%.

The contract is unconditional and the transaction is expected to settle by 31 July 2006.

Agenix CEO and Managing Director, Mr Neil Leggett, advised: "The sale and leaseback of the Brisbane property is good financial management. Together with other recent transactions, this clearly demonstrates the conscious implementation of our corporate strategy to transform Agenix by:

1. focusing on our long-standing core competency of monoclonal antibody development,
2. ensuring Agenix is adequately funded,
3. completing a ThromboView® partnering deal with one of a number of parties with whom we are actively engaged in discussions, and
4. leveraging our extensive scientific skill-base and infrastructure to bring new programs into the company to create a pipeline of cutting-edge product opportunities.

Remaining non-core assets, including the human health d-dimer test business, will continue to be rationalised in line with that strategy."

Agenix is in a strong cash position following a number of recent transactions, including:

- A share placement of $3.0 million announced on 17 March 2006.
- The sale for $0.4 million of a property in Perth which had in past years supported research and development but more recently had been rented out as a non-core asset.
- The assignment of intellectual property and granting of certain distribution rights for the loss-making animal health business to US company IDEXX Laboratories announced on 7 April 2006 from which Agenix is expected to realise $10.0 million when all relevant operational transfer milestones are completed ($7.2 million has been received to date).
- Sales initiatives, including above-budget sales of biological products, which will raise cash of $2.6 million more than previously forecast.
- Cost-cutting initiatives, including the announcement of redundancies.
- The sale of property announced today for $5.15 million.

"Agenix has the cash required to take the company well beyond the point of where we expect to complete a ThromboView® partnering deal. At that point, Agenix anticipates that it will receive financial support for ongoing clinical trial costs. The development work on ThromboView® in the last several months has achieved a number of critical milestones and we have added substantial value to our offering of a well-conducted, well-validated and compliant program ready to be partnered," Mr Leggett said.

After settlement of the Brisbane property sale (that is, at 31 July 2006), Agenix is forecasting that it will have cash on deposit of approximately $10 million. It will also have a Commonwealth Bank bill facility balance of less than $2 million. The bill facility balance is expected to be repaid at the time of any disposal of human health business assets.

Data from clinical trials in both Pulmonary Embolism ("PE") and Deep Vein Thrombosis ("DVT") has demonstrated that ThromboView® images proximal clots in both legs and lungs with comparable sensitivity to existing anatomical procedures. Larger studies are planned to confirm these results and provide data adequate to support registration.

A number of patient groups are likely to benefit from ThromboView® as there is no diagnostic imaging technique appropriate for all. These patient groups may include pre-menopausal women with radiation-sensitive breast tissue, obese and post-surgical patients, as well as patients who have either post-phlebitic syndrome or recurrent disease in whom compression ultrasound has limitations. ThromboView® is unique in that it is a functional imaging test (it only binds to active clots) and has the potential to offer additional valuable information to doctors to guide treatment planning.

Mr Leggett added: "It has never been our ambition that ThromboView® would entirely replace existing imaging procedures. Based on market research and epidemiological analysis, our current market model conservatively estimates that ThromboView® has the potential to win peak market share of up to 16% of the PE market and up to 4% of the DVT market in the United States. That level of market penetration could result in combined end-user sales of over US$350 million per annum in the United States alone. The rest of the world could be another US$200 million on top of that."

END

For more information contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: + 61 7 3370 6313

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY**] is a biotechnology company based in Brisbane, Australia. The Company has a strategic focus of growing a pipeline of monoclonal antibody-based products.

Agenix's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which is currently undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radiolabelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of AGEN Biomedical Ltd, a wholly owned subsidiary of the ASX-listed Agenix Limited.

www.agenix.com